November 9, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Och-Ziff Capital Management Group LLC
Registration Statement on Form S-1 (File No. 333-144256)

Ladies and Gentlemen:

As global coordinators of the Company’s proposed public offering of up to 41,400,000 Class A shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on November 13, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distributions of the Company’s Preliminary Prospectuses, each through the date hereof:

Preliminary Prospectus dated October 25, 2007:

1,660 copies to prospective underwriters, institutional investors, dealers and others

Preliminary Prospectus dated October 29, 2007:

32,014 copies to prospective underwriters, institutional investors, dealers and others

Preliminary Prospectus dated November 8, 2007:

Electronic copies to prospective underwriters, institutional investors, dealers and others who have received a previous distribution of a preliminary prospectus

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, GOLDMAN, SACHS & CO. LEHMAN BROTHERS INC. As Global Coordinators of the several Underwriters By: LEHMAN BROTHERS INC.

By:	/s/ Victoria Hale
Victoria Hale Vice President